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             October 20, 2022

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       3900 West Alameda Avenue
       Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Form 10-12G
                                                            Filed April 6, 2022
                                                            File No. 000-56415

       Dear Howard Marks:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Finance